

April 30, 2014

Via E-mail
Brian X. Tierney
Chief Financial Officer
American Electric Power Company, Inc.
1 Riverside Plaza
Columbus, Ohio 43215

> **Re: American Electric Power Company, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **File No. 1-3525**

Dear Mr. Tierney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 13

American Electric Power Company, Inc. and Subsidiary Companies Consolidated Financial Statements

Consolidated Statements of Income, page 54

1. Please tell us what consideration you gave to disclosing the amount of depreciation of property, plant and equipment and amortization of regulatory assets included depreciation and amortization. Please refer to ASC 360-10-50-1.

Notes to Consolidated Financial Statements, page 61

1. Organization and Summary of Significant Accounting Policies, page 61

Organization, page 61
Corporate Separation, page 61

2. We note your disclosure on page 229 that you did not retrospectively adjust the financial statements of APCo to account for the transfer of the interest in Amos Plant, Unit 3 as an acquisition of a business under common control because you determined that giving retrospective application of the transfer was quantitatively and qualitatively immaterial. Please provide us your analysis of materiality pursuant to SAB Topic 1.M codified in ASC 250-10-S99-1.

Fair Value Measurements of Assets and Liabilities, page 66

3. Please tell what consideration you gave to disclosing information about the inputs used to measure fair value of real estate and alternative investments included in pension plan assets. Please refer to ASC 715-20-50-1(d)(iv).

11. Fair Value Measurements, page 119

4. You disclose the range of significant unobservable inputs used in developing the fair value of your Level 3 positions. Given the wide range of the forward market price assumptions, please tell us your consideration of disclosing the weighted average of the forward market prices, similar to the illustration provided in ASC 820-10-55-103, and your basis for calculating the weighted average. Please also tell us what consideration was given to providing a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs. Please refer to ASC 820-10-50-2(bbb) and (g).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Joseph M. Buonaiuto, Controller and Chief Accounting Officer